April 24, 2018

April 24, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rufus Decker
Linda Cvrkel
George K. Schuler

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 21, 2018
File No. 1-35416

Ladies and Gentlemen:

We have set forth below the response of U.S. Silica Holdings, Inc. (the “Company”) to the comments contained in the letter of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) dated April 10, 2018 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on February 21, 2018. For your convenience, we have repeated the Staff’s comments below before our response.

Item 2. Properties

Summary of Reserves, Page 44

1.	Proven and probable reserves are disclosed for your Crane County & Lamesa properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•	Representative geologic cross-sections and drill logs

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

April 24, 2018

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: In response to the Staff’s comment, we will supplementally submit under separate cover the materials responsive to the Staff’s request. Pursuant to the provisions of 17 C.F.R. §200.83, we respectfully request confidential treatment under the Freedom of Information Act (5 U.S.C. § 552) of the Materials.

2.	Please disclose the silica/aplite prices used to determine your reserves along with the wash plant/screening recovery within or adjacent to your reserve tables.

Response: We acknowledge the Staff’s comment and will disclose in future filings the value of each property in order to identify the asset value associated with each property. By way of example, we will add the following additional disclosure for each of our production facilities: “The total net book value of the [property name] facility’s real property and fixed assets as of December 31, 2017 was $X.X million.”

In addition, in future filings we will add a column to the Summary of Reserves table to list the recovery ratio for each property, and the following disclosure explaining the reserve methodology:

We follow SEC Industry Guide 7 in determining our mineral reserves. Exploration samples are evaluated in our laboratory facilities to assess product quality and mining/processing parameters. Members of our sales management team assess the salability of the product(s). Geologic, topographic and site data are used to create a geologic model and mining plan. We prepare an analysis of operating costs, capital costs and long-term anticipated sales volume and price to ensure the economic viability of the reserve. We considered a range of average sales price assumptions to estimate proven and probable reserves in accordance with the Commission’s definitions, which ranged from $XX-XX/ton for our Oil & Gas Proppants segment and from $XX-$XX/ton for our Industrial & Specialty Products segment. Reserve estimates are updated when necessary to account for new geologic, mining, sales or cost data.

April 24, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Business

Adjusted EBITDA, page 57

3.	In your reconciliation of adjusted EBITDA, you include adjustments for business development related expenses and post-employment expenses during all periods presented. Please tell us why these expenses are not normal, recurring, cash operating expenses necessary to operate your business and are appropriately excludable from adjusted EBITDA. Alternatively, if you believe that your credit agreement is a material agreement, the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of your financial condition and/or liquidity, revise your disclosures to convey this and disclose for each period presented the actual covenant computations. Also, disclose the amounts or limits required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant. Refer to Questions 100.01 and 102.09 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures updated on April 4, 2018, as applicable.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have reviewed the applicable Compliance and Disclosure Interpretations, as well as Regulation G and Article 10 of Regulation S-K. As one of the largest domestic producers of commercial silica, the strategic location of our facilities and our logistics capabilities enable us to enjoy high customer retention and a larger addressable market. Since going public in 2012, we have periodically found occasion to leverage our reputation, processing capabilities and infrastructure to increase production through plant expansion and mergers and acquisitions (which we have collectively referred to as “business development” in our prior filings with the Commission). We believe the expenses associated with these business development activities are discrete transition, acquisition and integration costs and are not normal required expenses to operate our business on an ongoing basis as contemplated in Question 100.01.

Our business development related expenses are not considered reflective of our operating performance as these costs do no relate to operating activities and are driven by the level of activity and intensity of project-based activities such as:

(1)	Merger and acquisition transactions of companies, businesses, or properties that individually occur as a single point in time event. Some merger and acquisition activity leads to a completed transaction, such as the Mississippi Sand acquisition disclosed in our Form 10-K, while others do not.

(2)	Plant capacity expansion expenses that are not inventoriable or capitalizable as related to plant expansion projects greater than $5 million in capital expenditures or plant start up projects. An example of such an expense is plant manufacturing cost inefficiencies while plant production is in a transitional state.

(3)	Contract termination expenses that represent the termination of a strategic business direction, such as exiting a service contract.

April 24, 2018

The transparency of differentiating these expenses from core operating expenses enables our stockholders and the investment community to see our underlying operating expenses and provide for a more relevant and comparable metric for assessing our operating performance.

Our post-employment expenses, which consist of non-service net periodic benefit costs, are not considered reflective of our operating performance as these costs do not exclusively originate from employee services during the applicable period and may experience periodic fluctuations as a result of changes in non-operating factors, including changes in discount rates, changed in expected returns on benefit plan assets, and other demographic actuarial assumptions. Excluding non-service components of net periodic benefit costs from Adjusted EBITDA provides for a more relevant and comparable metric for assessing our operating performance.

In order to enhance our disclosure and clarify these business development and post-employment expenses, we will dis-aggregate our “business development related expenses” and revise our disclosure regarding these and other adjustments in future earnings press releases and filings with the Commission as follows, with appropriate adjustments to reflect the facts and circumstances relevant for each reporting period:

“The following table sets forth a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA.

(All amounts in thousands)	Three Months Ended March 31,
	2018	2017
Net income (loss)	$—	$2,522
Total interest expense, net of interest income	—	6,311
Provision for taxes	—	(1,714)
Total depreciation, depletion and amortization expenses	—	21,599

EBITDA	—	28,718
Non-cash incentive compensation (1)	—	5,510
Post-employment expenses (excluding service costs) (2)	—	489
Merger and acquisition related expenses (3)	—	1,085
Plant capacity expansion expenses (4)	—	76
Contract termination expenses (5)	—	325
Other adjustments allowable under our existing credit agreement (6)	—	6,509

Adjusted EBITDA	$—	$42,712

(1)	Reflects equity-based non-cash compensation expense.

April 24, 2018

(2)	Includes net pension cost and net post-retirement cost relating to pension and other post-retirement benefit obligations during the applicable period, but in each case excluding the service cost relating to benefits earned during such period. Non-service net periodic benefit costs are not considered reflective of our operating performance as these costs do not exclusively originate from employee services during the applicable period and may experience periodic fluctuations as a result of changes in non-operating factors, including changes in discount rates, changes in expected returns on benefit plan assets, and other demographic actuarial assumptions. See Note P—Pension and Post-Retirement Benefits to our Financial Statements in Part 1, Item 1 of this Quarterly Report on Form 10-Q.

(3)	Merger and acquisition related expenses include legal fees, consulting fees, bank fees, severance costs, certain purchase accounting items, inventory write-offs, information technology integration costs and similar charges. While these costs are not operational in nature and are not expected to continue for any singular transaction on an ongoing basis, similar types of costs, expenses and charges have occurred in prior periods and may recur in the future as we continue to integrate prior acquisitions and pursue any future acquisitions.

(4)	Plant capacity expansion expenses include expenses that are not inventoriable or capitalizable as related to plant expansion projects greater than $5 million in capital expenditures or plant start up projects. While these expenses are not operational in nature and are not expected to continue for any singular project on an ongoing basis, similar types of expenses have occurred in prior periods and may recur in the future as we continue to pursue future plant capacity expansion.

(5)	Reflects contract termination expenses related to strategically exiting a service contract. While these expenses are not operational in nature and are not expected to continue for any singular event on an ongoing basis, similar types of expenses have occurred in prior periods and may recur in the future as we continue to strategically evaluate our contracts.

(6)	Reflects miscellaneous adjustments permitted under our existing credit agreement. The three months ended March 31, 2017 amount includes a contract restructuring cost of $6.3 million.

Liquidity and Capital Resources

Cash Flow Analysis

Net Cash Provided by Operating Activities, page 63

4.	You attribute the changes in net cash provided by operating activities between periods to changes in your net income or loss and to the overall change in other components of operating activities without further discussion. Please quantify and discuss the underlying reasons for material changes between periods in other components of operating activities. Refer to Item 303(a)(1) of Regulation S-K.

Response: In future filings we will quantify and discuss the underlying reasons for material changes between periods in other components of operating activities, as shown below for the year ended December 31, 2017.

“Net cash provided by operating activities was $238.2 million for the year ended December 31, 2017 compared to $0.4 million for the year ended December 31, 2016. This $237.8 million increase in cash provided by operations was primarily the result of a $186.3 million increase in net income, adjusted for changes in non-cash items, including $29.1 million in depreciation, $37.5 million in deferred revenue, $16.3 million in deferred income taxes, $12.9 million in equity-based compensation and $4.5 million in other miscellaneous non-cash items, partially offset by a ($97.9) million increase in accounts receivable, a $46.6 million increase in accounts payable and accrued liabilities and $2.5 million in other operating assets and liabilities. The primary driver of the change in accounts receivable is a 122% increase in sales. The primary driver of the change in accounts payable and accrued liabilities is an 82% increase in cost of sales.”

April 24, 2018

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 682-0302.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Donald A. Merril
Donald A. Merril
Executive Vice President, Chief Financial Officer and Corporate Secretary